Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Devon Energy Corporation:

We consent to the use of our reports dated February 19, 2020, with respect to the consolidated balance sheets of Devon Energy Corporation as of December 31, 2019 and 2018, the related consolidated statements of comprehensive earnings, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the financial statements refers to a change in the method of accounting for leases in 2019 and to a change in the method of accounting for revenues from contracts with customers in 2018.

/s/ KPMG LLP

Oklahoma City, OK

November 4, 2020